                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE TO/A

                               (AMENDMENT NO. 6)

   TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                      Fox Strategic Housing Income Partners
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                             AIMCO Properties, L.P.
                   Apartment Investment and Management Company
                                 AIMCO-GP, Inc.
                               Fox Partners VIII
                       Fox Capital Management Corporation
--------------------------------------------------------------------------------
                      (Names of Filing Persons (Offerors))

                            Limited Partnership Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                   Apartment Investment and Management Company
                                55 Beattie Place
                                   PO Box 1089
                        Greenville, South Carolina 29602
                                 (864) 239-1000
--------------------------------------------------------------------------------
                      (Name, address, and telephone numbers
                   of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                   Four Times Square New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

                TRANSACTION VALUATION*          AMOUNT OF FILING FEE
                ----------------------          --------------------
                     $2,330,072.28                    $274.25



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*    For purposes of calculating the fee only. This amount assumes the purchase of 14,442 units of limited partnership interest of the subject partnership for $161.34 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the aggregate amount of cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $274.25             Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO/13E-3 Date Filed: February 16, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1

[ ]  issuer tender offer subject to Rule 13e-4

[X]  going-private transaction subject to Rule 13e-3

[ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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                         AMENDMENT NO. 6 TO SCHEDULE TO

      This Amendment No. 6 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO initially filed on February 16, 2005, as amended by Amendment No. 1 thereto filed on March 15, 2005, Amendment No. 2 filed on March 28, 2005, Amendment No. 3 filed on April 27, 2005, Amendment No. 4 filed on May 31, 2005 and Amendment No. 5 filed on June 7, 2005 (as amended, the "Schedule TO"). This Amendment No. 6 relates to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest ("Units") of Fox Strategic Housing Income Partners, a California limited partnership (the "Partnership"), at a price of $161.34 per unit in cash, subject to the conditions set forth in the Offer to Purchase dated February 16, 2005 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Offer to Purchase.

ITEM 4.  TERMS OF THE TRANSACTION.

      Item 4(a) of the Schedule TO is amended and supplemented as follows:

      The following chart under "Special Factors - Valuation of Units - Comparison of Offer Price to Alternative Consideration" is amended and restated as follows:

Cash offer price .................................................     $   161.34
Alternatives
  Highest cash tender offer price (2002-May 2005) ................     $   200.00
  Highest price on secondary market (2002-May 2005) ..............     $   200.00
  Estimated liquidation proceeds (based on appraised value) ......     $   161.34


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ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Item 13 of the Schedule TO is amended and supplemented as follows:


      ITEM 8.  FAIRNESS OF THE TRANSACTION.

            Item 8(a)-(f) of the Schedule 13E-3 is amended and supplemented as follows:

            (1) The second bullet point of the fifth paragraph under "Special Factors - Position of the General Partner of Your Partnership With Respect to the Offer" is amended by deleting the following at the beginning thereof:

            "although our offer price exceeds the offer prices in prior tender offers from 2002 through May 2005,"

            (2) The fifth paragraph under "Special Factors - Position of the General Partner of Your Partnership With Respect to the Offer" is amended and supplemented by adding the following bullet point between the third and fourth bullet points of that paragraph:

                  "o the offer prices in two third-party tender offers in 2002 and one third-party tender offer in 2004 were higher than our offer price;"

            (3) "Special Factors - Position of the General Partner of Your Partnership With Respect to the Offer" is amended and supplemented by adding the following paragraph between the eighth and ninth paragraphs of that section:

                  "The general partner believes the offer price is fair despite the fact that some prior tender offer prices were higher than our current offer price because the facts and circumstances that affect pricing have changed over time. For example, the partnership no longer owns one of the two properties that it owned at the time of some of those prior tender offers."


      ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

            Item 9{a) of the Schedule 13E-3 is amended and supplemented as follows:

            See Item 8 under Item 13 of this Amendment No. 6.



      ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

            Item 12(d)-(e) of the Schedule 13E-3 is amended and supplemented as follows:

            See Item 8 under Item 13 of this Amendment No. 6.


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                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2005

                                         AIMCO PROPERTIES, L.P.

                                         By: AIMCO-GP, INC.
                                             Its General Partner

                                         By: /s/ Martha L. Long
                                             ------------------------------
                                             Martha L. Long
                                             Senior Vice President


                                         APARTMENT INVESTMENT AND
                                         MANAGEMENT COMPANY

                                         By: /s/ Martha L. Long
                                             ------------------------------
                                             Martha L. Long
                                             Senior Vice President


                                         AIMCO-GP, INC.

                                         By: /s/ Martha L. Long
                                             ------------------------------
                                             Martha L. Long
                                             Senior Vice President


                                         FOX PARTNERS VIII

                                         By: FOX CAPITAL MANAGEMENT CORPORATION
                                             Its General Partner

                                         By: /s/ Martha L. Long
                                             ------------------------------
                                             Martha L. Long
                                             Senior Vice President


                                         FOX CAPITAL MANAGEMENT CORPORATION

                                         By: /s/ Martha L. Long
                                             ------------------------------
                                             Martha L. Long
                                             Senior Vice President



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